LAW OFFICE OF C. RICHARD ROPKA, L.L.C.

C. Richard Ropka, LLM (Tax) †

215 Fries Mill Road

Turnersville, New Jersey  08012

†  Admitted to practice in US Supreme Court,

(856) 374-1744

     US District Court & US Tax Court

(1-866) 272-8505 (Fax)

March 8, 2011

Mr. Vincent J. Di Stefano, Senior Counsel

Security and Exchange Commission

450 5th Street

Washington, DC 20549

Re:

Archer Investment Series Trust

Post Effective Amendment #6

Archer Income Fund & Archer Stock Fund

File Nos. 333-163981 and 811-22356

Dear Mr. Di Stefano:

Kindly accept this letter in response to my telephone conversation with you on February 28, 2011, regarding the newly formed series of the Archer Investment Series Trust, the Archer Income Fund and the Archer Stock Fund. The following comments were made by you regarding the above referenced registrant’s March 2, 2011 485A filing.  We would appreciate you immediate attention to these changes in order to meet the March 8, 2011 request for acceleration which is filed on even date.

The following revisions were made pursuant to your comments:

Archer Income Fund – Summary Prospectus

Principal Investment Strategies of the Fund

Comment #1.

It was requested that the disclosure be further amended to clarify what is being rated BBB.  The language has been amended to reflect the change. This change has been made in both Item #4 and Item #9.

Under normal conditions, at least 50% of the Fund’s total assets will be invested in U.S. government obligations, mortgage and asset-backed securities, corporate and municipal bonds, collateralized mortgage obligations (CMOs),  certificates of deposit linked to an index, swaps and other derivatives (including futures, options and credit default swaps). The securities purchased will be rated BBB or better by either Standard & Poor’s Ratings Group (S&P), Fitch Ratings (Fitch), or Moody’s Investors Service (Moody’s), or other equivalently rated nationally recognized organization (NRSRO).  Further, under normal conditions, up to 20% of the Fund’s total assets will be invested in below investment-grade fixed income securities, commonly referred to as high-yield or “junk” bonds.

Comment #2.

It was asked that disclosure be added that would better clarify how the Advisor decides when to purchase and sell a particular security.

Response:  The following paragraph replaces the previously added paragraph in the principal strategies sections under Item #4 and Item #9.

When deciding whether to purchase or sell a particular security, the Advisor considers an appraisal of the economy, the relative yields of securities and the investment prospects for issuers.  The Advisor also, carefully assesses the particular security’s yield-to-maturity, credit quality, liquidity, call risk and current yield.

Thank you for your kind attention to this matter.  Should you have any additional questions or comments, please contact me.

Very truly yours,

/s/ C. Richard Ropka, Esq.

C. Richard Ropka, Esq.

CRR/ks